UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number: Date examination completed:

814-00705                                                                      MARCH 27, 2006
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2. State identification Number:

   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     AL               AK                 AZ                 AR                 CA                CO
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     CT               DE                 DC                 FL                 GA                HI
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     ID               IL                 IN                 IA                 KS                KY
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     LA               ME                 MD                 MA                 MI                MN
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     MS               MO                 MT                 NE                 NV                NH
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     NJ               NM                 NY                 NC                 ND                OH
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     OK               OR                 PA                 RI                 SC                SD
   ------------------ ------------------ ------------------ ------------------ ----------------- -----------------
     TN               TX                 UT                 VT                 VA                WA
   ------------------ ------------------ ------------------ ------------------------------------------------------
     WV               WI                 WY                 PUERTO RICO
   ------------------ ------------------ ------------------ ------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in registration statement:
GREENSHIFT CORPORATION

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4. Address of principal executive officer (number, street, city, state, zip code):

     1 Penn Plaza, Suite 1612, New York NY 10119

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

Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940
-------------------------------------------------------------

We, as members of management of Greenshift Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 27, 2006, and from April 1, 2005 (the initial date as a registered investment corporation) through March 27, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 27, 2006, and from April 1, 2005 (the initial date as a registered investment corporation) through March 27, 2006, with respect to securities reflected in the investment account of the Company.

Greenshift Corporation

By:

/s/ Kevin Kreisler
------------------
    Kevin Kreisler
    Chairman and Chief Executive Officer

/s/ James Grainer
-----------------
    James Grainer
    President and Chief Financial Officer

[Letterhead of Rosenberg Rich Baker Berman & Company]


Report of Independent Registered Public Accounting Firm

To the Board of Directors
Greenshift Corporation

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Greenshift Corporation (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 27, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 27, 2006, and with respect to agreement of security purchases and sales, for the period from April 1, 2005 (the initial date as a registered investment corporation), through March 27, 2006:

o Count and inspection of all securities located in the corporate safe deposit box maintained at the Bank of America, Mt. Arlington, NJ Branch Number 90036, with prior notice to management.

o Reconciliation of all such securities to the books and records of the Company and those maintained in the safe deposit box.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Greenshift Corporation complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 27, 2006, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Greenshift Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, NJ  08807
June 30, 2006


SK 25093 0001 683425